FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

10 April 2012

POSSIBLE SALE OF RETAIL BANKING AND
WEALTH MANAGEMENT BUSINESS IN KOREA

The Hongkong and Shanghai Banking Corporation Limited ("HSBC"), a wholly-owned subsidiary of HSBC Holdings plc, confirms that it is in discussions concerning a possible sale of its Retail Banking and Wealth Management business in Korea to The Korea Development Bank, a member of the KDB Financial Group.

These discussions are ongoing and may or may not lead to a transaction.

HSBC will make a further announcement if or when appropriate.

HSBC remains committed to the Korean market and continues to invest in developing its Korean Global Banking and Markets and Corporate Banking businesses.

Media enquiries to:

Laine Santana	+ 852 2822 4918	lainesantana@hsbc.com
Margrit Chang	+ 852 2822 4983	margritchang@hsbc.com.hk

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 7,200 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, the Middle East and Africa. With assets of US$2,556bn at 31 December 2011, HSBC is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                              Date: 10 April 2012